Dated May 9, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-192518

BANC OF CALIFORNIA, INC.

FREE WRITING PROSPECTUS

Banc of California, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (File No. 333-192518) (including a base prospectus) (the “Registration Statement”) and has filed a preliminary prospectus supplement and will file a final prospectus supplement with the SEC for the offering to which this communication relates.

On May 5, 2016, American Banker, an online and print news service, published an article based on an interview with Steven A. Sugarman, the Chairman and Chief Executive Officer of the Company (the “Article”). No payment was made or consideration given by or on behalf of the Company or any other offering participant for the Article or its dissemination. The full Article is attached hereto.

The Company has filed a registration statement (File No. 333-192518) (including a base prospectus) and has filed a preliminary prospectus supplement and will file a final prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Registration Statement including the base prospectus, the preliminary prospectus supplement and the final prospectus supplement (when available) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the accompanying base prospectus for this offering may be obtained by calling UBS Investment Bank, the sole underwriter for this offering, at (888) 827-7275.

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How This Fast-Growing Bank Manages Risks of Expansion

By Jackie Stewart

May 5, 2016

“If a bank built the risk, the credit, compliance systems necessary … then there really shouldn’t be any significant impediments to crossing [$10 billion in assets] organically,” says Steven Sugarman, CEO of Banc of California.

Banc of California in Irvine is showing no signs of growing pains despite bulking up quickly following the financial crisis.

The company, in four short years, has evolved from a mediocre community bank to a regional player that is closing in on $10 billion in assets and the added regulatory scrutiny that comes with such heft. Banc of California since early last year has added $3.5 billion in assets, though it largely reinvested deposits into short-term securities to manage risk.

With the potential for loan growth, and a key regulatory threshold looming, conventional wisdom would peg Chairman and Chief Executive Steven Sugarman as an executive determined to make a big acquisition to catapult over the mark.

To the contrary, he is comfortable going it alone.

Banc of California, meanwhile, has plenty of opportunities to move from holding securities to making more loans, given disruption from other big deals that have closed in recent months, including the sales of City National to Royal Bank of Canada and OneWest Bank to CIT Group. Sugarman has also been devoting more resources to community development.

Banc of California, which has been devoting more resources to community development, is also looking to raise about $125 million through a common stock offering, based on the company’s closing price Thursday.

The following is an edited transcript of a recent interview with Sugarman.

How are you growing your assets so fast?

STEVEN SUGARMAN: Our brand and value proposition have gotten a bit of a tailwind from a lot of the larger peers that have left the market or sold themselves. We have been well positioned to benefit from that activity. A lot of our growth is from local southern California residents and businesses that are opting to bank with a bank with local decision making. They see Banc of California as the largest regional bank left with local decision making and the capabilities to serve their needs.

How are you attracting customers?

It’s not just customers who want to bank with a someone that has local decision-making and strong community values. Top banking talent has started to come to us as well. We’re seeing the ability to hire some of the top banking teams and professionals. Employees like to have access to senior leadership and strong engagement with the community.

Other banks must have a similar plan to capitalize on market disruption. What are you doing to differentiate from competitors?

Business clients and private banking clients are smart and they distinguish between opportunistic companies looking to take advantage of market distortions and banks that are committed to the community. What’s distinguished us is our track record of being California’s largest independent bank with an outstanding [Community Reinvestment Act] rating. We don’t do business in New York and Canada, and they know that for every dollar they deposit here, we’ll make a dollar of loans here. It’s a business model. It’s not a marketing piece.

As you get bigger, how will you retain local decision making?

It is our business model and you know that by our name. We had the chance to rename our bank a couple of years ago [from First PacTrust in 2013] and we chose Banc of California because that’s what our focus is. You will always have local decision making at Banc of California because that’s where we’re from. I’m not moving anytime soon.

Will that focus on California, and even the bank’s name, constrain growth?

California has a bigger economy than many countries like France. France has their own home banks and California deserves one, too. That doesn’t constrain the size we could be.

You committed in June to raising $200 million from other banks for community development. Is there an update on that effort?

It’s been going great. It is much easier to meet our commitments around CRA given that it is a core part of our business. We view serving all of California’s communities as a core part of our vision. We have been exceeding the goals we set out for community development activities by multiples of our targets. It’s not something we look to get over a minimum threshold. Frankly, we credit a lot of the growth in assets, deposits and profitability to the fact that people who live within California and its communities want to bank with a bank they are proud of, a bank that is doing the right thing.

When you bought Banco Popular branches, you faced objections over your CRA plan. Have there been any long lasting effects from that?

I think there’s a strong lesson all banks can learned from the Popular acquisition. Unfortunately, banks often approach these things with skepticism or a view that CRA is a tax or not something worthwhile. You could see lasting damage occur. Folks on both sides of the discussion have learned to approach banks and community groups with some skepticism. You saw that with Banc of California. I was new to these community groups and they were new to me. We started with skepticism. It took some dialogue for them to understand our approach to community development and for us to understand the areas where they had particular insights.

How are you managing for risk as you bulk up assets?

We’ve invested heavily in compliance and risk analytics and culture. We needed to grow to a certain size in order for our economics to shine through, and that’s what investors are seeing now. But given the traction we’re getting with our value proposition with clients in southern California, we’re redoubling all of our efforts in analytics and investments on the risk side. You don’t want to mess up a really good thing by being sloppy on credit and compliance risk, so it takes up a large amount of my time and the management team’s time. We view that as the table stakes of being able to serve our clients well.

Have the regulators indicated any concerns about your fast growth?

We continue to enjoy a very positive and collaborative relationship with our regulators. My greatest positive since becoming CEO has been the ability to interact with our regulators, make sure we’re thinking about things correctly, and make sure regulators can help us learn from any best practices or lessons banks should have learned in the past crisis.

The economy isn’t growing very fast and some people could be skeptical about Banc of California’s growth.

Our growth is driven by strong core deposits from California depositors. Our growth is a deposit growth story. Over the last couple of quarters, the preponderance of our asset growth has come from highly rated and agency government guaranteed securities. We don’t want to grow our assets faster than the market is willing to give us good high-quality assets. We grow by [bringing in] deposits and by serving our clients’ banking needs. We don’t feel any pressure to grow loans artificially and quickly through pricing or changing of underwriting terms. Today, we can hit our economic goals with strong deposit growth complemented by agency and triple-A securities. When you look at our first quarter results, our net interest margin stayed flat and the average price of loans was right on our target of 4.5%. There’s no repricing of loans.

How will you handle crossing $10 billion of assets?

We have no acquisitions announced. We’re comfortable with our organic pace of growth, coupled with the market conditions we’re seeing. We will be able to cross the $10 billion mark without an impact to our shareholders.

Do you think more banks will consider crossing the mark organically?

If a bank built the risk, the credit, compliance systems necessary … then there really shouldn’t be any significant impediments to crossing organically. Each bank has to evaluate its own risk, compliance systems and culture and make a decision on their own.

What is your acquisition strategy?

We haven’t announced a deal in two years. We continue to look at opportunities but, with our organic growth, we’re growing the size of a small acquisition every quarter or two, so we have no pressure to make acquisitions. We would do so if it was good for our shareholders.

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